





INVEST IN **EPI.LOGIC**

epi.logic reimagines clinical skincare by marrying intelligence with indulgence.

Highlights

1. epi.logic is a physician founded skincare line launched in 2019 to both customer and editorial acclaim.

2. Recipient of Refinery 29's 2020 Beauty Innovator Award.

Our Founder

Chaneve Jeanniton

Board-certified oculofacial plastic cosmetic surgeon. Voted best cosmetic surgeon for eyes by Goop.

Pitch

Pitch

epi.logic
Skin logic for all.
Chaneve Jeanniton, MD | chaneve@epilogicskincare.com

some perspective.
my patients: modern women of color frustrated with their options for elevated essentials that



address their concerns of hyperpigmentation and dullness.



the problem.

- Clinical skincare hasn't kept pace with *holistic* wellness movement of healthcare

- Consumers forced to choose between *results* and *ritual*

- *Women of color* are left out of the conversation



the solution(s).



epi.logic is a results-oriented skincare line that harnesses the power of industry-leading active ingredients in multitasking combinations without sacrificing the experiential luxury of self-care

VOGUE **allure** ESSENCE InStyle COSMOPOLITAN + INTO THE GLOSS

the numbers.

- YTD sales = $136,000

- AOV = $131
- LTV = $105
- CAC = $33





GROWTH OF THE SKINCARE MARKET COMPARED TO THE OVERALL BEAUTY MARKET GROWTH
(in %)

- Skincare market   - Overall beauty market

2018   ~+9%
       ~+5.5%

2017   +6%
       +4.9%

2016   +3.4%
       +4%

2015   +4.3%
       +3.9%

- The US skincare market valued at *$26.92 billion* in 2018 and projected to reach *$37.13 billion* by 2026

- Black consumers spent *$465 million* on skincare in 2017

competition.




Murad



team.




Dr. Chaneve Jeanniton
Board Certified Oculofacial Plastic Surgeon



Samantha Mims
Licensed Skin Therapist

How has your business been impacted by COVID and how have you navigated?
- COVID and associated lockdown have only increased demand
- Virtual consultations provided education to facilitate seamless product discovery and acquisition process

How can you pivot or adapt to succeed in the future?
- Access to the MD / the expert(s) & the science
  - Online educational programming
  - Software assisted skin analysis and monitoring



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forward.

- In 2021, epi.logic moving into the mainstream retail space

- Embrace the breadth of clinical skincare: tools for home use, monitoring of results through tech, in-office protocols

- Scaling up to accommodate demand; moving to new contract manufacturing lab



VIOLET GREY   goop   BERGDORF GOODMAN   Saks Fifth Avenue   Neiman Marcus

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thanks for listening.

